FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	IED Share Compensation Program for fiscal year 2013

Buenos Aires, November 27, 2013

Securities and Exchange Commissions

Relevant Information – IED SHARE COMPENSATION PROGRAM FOR FISCAL YEAR 2013

In our consideration:

We wish to inform that in the meeting held yesterday, the Board of Directors of BBVA Banco Francés S.A. resolved to approve the Variable Compensation System comprising shares of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) directed at members of the management team of BBVA Banco Francés S.A. (hereinafter the “IED 2013”).

The IED 2013 is a program that will be effective for fiscal year 2013, and will be settled in the first four-month period of 2014. The program comprises the allocation to its beneficiaries of a number of “units” based on their level of responsibility, which will serve as a basis for calculating the number of BBVA shares to be received ultimately by each beneficiary in line with the indicators described below:

(i) the evolution of the Total Shareholders Return (TSR) –revaluation of the share plus dividends- of BBVA during the Program effectiveness by comparison with the evolution of the same indicator for 18 reference banks;

(ii) budgetary compliance during 2013 with the Group´s Adjusted Recurrent Economic Profit; and

(iii) compliance during 2013 with the Group´s target Attributable Profit.

It is stated expressly that this Program will in no case include or be available in relation to shares of BBVA Banco Francés S.A., and will not have an impact on the market price of those shares.

Sincerely,

HEAD OF MARKET RELATIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 27, 2013	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer